FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2016

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated September 12, 2016

TRANSLATION
Autonomous City of Buenos Aires, September 12, 2016

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Relevant Information – "Petersen Energía Inversora S.A.U. and Petersen Energía S.A.U. vs. República de Argentina and YPF S.A."

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.
In that connection, and continuing our previous communication dated June 15, 2015, as well as what was disclosed in the financial statements of the Company, we report that YPF S.A. ("YPF" or the "Company") was notified of the decision adopted by the Federal District Court of the United States for the Southern District of New York which, in this preliminary instance, partially dismissed the claim brought against YPF.
The Company is analyzing the Court's decision and will carry out all the necessary legal presentations in order to achieve the total rejection of the lawsuit filed against it.
YPF reports that it shall use all necessary legal remedies to defend its interests in accordance with applicable legal procedure.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: September 12, 2016	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer